Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Shore Gold announces the appointment of two new executive positions

    Stock Symbol: SGF: TSX

    SASKATOON, SK, March 16 /CNW/ - Kenneth E. MacNeill, President and C.E.O.
of Shore Gold Inc. ("Shore"), is pleased to announce on behalf of the Board of
Directors that Mr. Harvey J. Bay, CMA has been appointed as Chief Operating
Officer effective March 15, 2006. Mr. Bay is also the Chief Financial Officer of Shore Gold Inc., a position which he has held since November 1, 2002.
    Mr. Bay's career in the mining industry spans more than 20 years and includes senior financial services positions with several well known mining companies including Saskatchewan Mining Development Corporation (Cameco),
Hudson Bay Mining & Smelting Co. Ltd. and Claude Resources Inc.
    Shore is also pleased to announce the appointment of Mr. Pieter du
Plessis as Vice President Exploration effective March 15, 2006. Mr. Pieter du
Plessis previously held the position of Project Leader at Shore's Star Diamond
Project.
    Mr. du Plessis is a graduate of the University of Stellenbosch, South
Africa with a Master's Degree in geology. He was employed by De Beers for fifteen years on diamond exploration and mining projects in Botswana and
Namibia. His last position with De Beers was Mineral Resources Manager at
Jwaneng Diamond Mine. In this position he was part of the executive management of one of the world's most valuable diamond mines where he was responsible for production control in addition to all geological, geotechnical, hydrological, mine survey and mineral resource integration work completed at Jwaneng. Mr. du
Plessis and his family moved to Canada in November 2004 and joined Shore in early January 2005. Since his appointment with Shore, he has focused on the design and implementation of the Star Diamond Project prefeasibility study.

    Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol "SGF".

    %CIK: 0001283176

    /For further information: Kenneth E. MacNeill, President & C.E.O.,
(306) 664-2202/
    (SGF.)

CO:  Shore Gold Inc.

CNW 16:28e 16-MAR-06